                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 3


                       PAINEWEBBER R&D PARTNERS II, L.P.
                           (Name of subject company)
                             BIOROYALTIES, L.L.C.
                       PHARMACEUTICAL ROYALTIES, L.L.C.
                    PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                        PHARMACEUTICAL PARTNERS, L.L.C.
                                   (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of class of securities)

                                  695922 20 3
                                (CUSIP Number)

                                ---------------

                         PABLO LEGORRETA, DAVE MADDEN
                             BIOROYALTIES, L.L.C.
                          70 E. 55th St., 23rd Floor
                              New York, NY 10022
                                (800) 600-1450

                                ---------------

                                  COPIES TO:
                            F. GEORGE DAVITT, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                               HIGH STREET TOWER
                                125 HIGH STREET
                               BOSTON, MA 02110

                                ---------------

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     This Amendment No. 3 amends and supplements the Tender Offer
Statement, as amended, on Schedule 14D-1, as amended, filed by BioRoyalties, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C, a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., a Delaware limited liability company and the sole member of the Purchaser, relating to the offer by Purchaser to purchase outstanding Units of Limited Partnership Interest (the "Units"), of PaineWebber R&D Partners II, L.P. (the "Partnership"), a Delaware limited partnership, at $3,650 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer"). Those sections of the Offer amended and supplemented by the Supplement dated September 24, 1997 are hereby incorporated by reference in the Items of the
Schedule in which such sections are referred to.


     The Offer is hereby amended so that the number of Units which the Purchaser is offering to purchase is limited to 4,000 Units.


     As of 5:00 p.m., Eastern Standard time on Tuesday, September 23, 1997, approximately 792.5 Units have been tendered in the Offer.


     The expiration date of the Offer is hereby amended so that the Offer will expire at 12:00 Midnight, Eastern Standard time on October 7, 1997.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended as follows:


     (a)(7) Supplement to Offer to Purchase dated September 24, 1997.

     (a)(8) Cover Letter from Royalties, L.L.C. dated September 24, 1997.


     (a)(9) Press Release dated September 24, 1997.

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                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 24, 1997     BIOROYALTIES, L.L.C.

                              By: /s/ David Madden
                                 -------------------------------------

                              Title: Managing Member of Pharmaceutical
                                     Partners, L.L.C., the Manager
                                    ----------------------------------


                              PHARMACEUTICAL ROYALTIES, L.L.C.

                              By: /s/ Pablo Legorreta
                                 -------------------------------------

                              Title: Managing Member of Pharmaceutical
                                     Partners, L.L.C., the Manager
                                    ----------------------------------



                              PHARMACEUTICAL ROYALTY
                              INVESTMENTS LTD.

                              By: /s/ Pablo Legorreta
                                 -------------------------------------

                              Title: Managing Member of Pharmaceutical
                                     Partners, L.L.C., the Manager
                                    ----------------------------------

                              PHARMACEUTICAL PARTNERS, L.L.C.

                              By: /s/ Pablo Legorreta
                                     ---------------------------------

                              Title: Managing Member
                                     ---------------------------------

                                       2
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                                 EXHIBIT INDEX


EXHIBIT                   DESCRIPTION
-------                   -----------
(a)(7)       Supplement to Offer to Purchase dated September 24, 1997

(a)(8)       Cover Letter from BioRoyalties, L.L.C. dated September 24, 1997

(a)(9)       Press Release dated September 24, 1997